March 31, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street NE

Washington, D.C. 20549

Attn:  Amanda Kim, Staff Accountant

Stephen Krikorian, Accounting Branch Chief

Matthew Crispino, Staff Attorney

Jan Woo, Legal Branch Chief

Re:   VPC Impact Acquisition Holdings

Draft Registration Statement on Form S-4

Submitted February 16, 2021

CIK No. 0001820302

Ladies and Gentlemen:

On behalf of our client, VPC Impact Acquisition Holdings, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced draft registration statement on Form S-4 submitted on February 16, 2021 (the “DRS”), contained in the Staff’s letter dated March 16, 2021 (the “Comment Letter”).

The Company has publicly filed via EDGAR its registration statement on Form S-4 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Questions and Answers for Shareholder of VIH

What equity stake will current VIH shareholders and Bakkt Equity Holders hold in Bakkt Pubco..., page 14

1.  We note that you disclose the equity stake of stockholder groups assuming no redemption. Please revise to also disclose the equity stake of these groups assuming maximum redemption.

White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 T +1 212 819 8200 whitecase.com

United States Securities and Exchange Commission

March 31, 2021

Response: The Company acknowledges the Staff’s comment, and has revised its disclosure on pages 14 and 15 to disclose the equity stake of the various groups of shareholders assuming maximum redemption.

What vote is required to approve each proposal at the extraordinary general meeting?, page 23

2.

On page 213, you disclose that VIH’s Sponsor, executive officers and directors have agreed to vote in favor of the business combination. Please revise this Q&A and elsewhere to disclose the percentage of VIH shares that are subject to an agreement to vote in favor of the business combination. Additionally, since the business combination proposal requires only the affirmative vote of the majority of the votes cast by VIH stockholders, also disclose the percentage of remaining shares needed to vote for the business combination proposal if only a quorum of VIH shares are present.

Response: The Company has revised its disclosure on pages 24, 25, 138, and 139 to address the Staff’s comment.

Post-Closing Company Structure, page 32

3.

Please revise the post-closing company structure chart to show the percentage ownership in Bakkt Holdings Inc. held by the VIH public shareholders, the VIH sponsor and independent directors, the PIPE investors and the Bakkt equity holders. Also, show the percentage ownership in Bakkt Opco Holdings, LLC. held by Bakkt Holdings Inc. and the Bakkt equity holders.

Response: The Company has revised its disclosure on page 32 to address the Staff’s comment.

Risk Factors, page 52

4.

You state that your digital asset marketplace is designed to enable participants to transact in digital assets. Please state clearly whether you intend to include digital asset securities as part of your business. Discuss how you will determine whether a particular digital asset is not a security. Add a risk factor that there may be uncertainty regarding your determination and regulators may disagree with your analysis. Discuss the regulatory oversight that you will have from the Securities and Exchange Commission and whether you would be required to register as an exchange or an ATS.

Response:

In response to the Staff’s comment, the Company has revised its disclosures to clarify that while Bakkt Holdings, LLC (“Bakkt”) plans to enable traditional equity securities trading on its platform through a broker-dealer, Bakkt does not otherwise plan to include any digital assets that are securities on its platform at this time. Bakkt has adopted a new asset listing policy, which includes review by its operational, legal and compliance functions prior to any new asset being approved for listing on the Bakkt platform. This policy includes a requirement to evaluate whether a particular digital asset constitutes a security in accordance with existing SEC guidance. The Company has also revised its disclosures on page 87 of the Registration Statement to add a risk factor that addresses the uncertainties regarding Bakkt’s determination of whether a digital asset qualifies as a security.

United States Securities and Exchange Commission

March 31, 2021

5.

Please advise whether you will be a controlled company under the rules of the NYSE following the business combination. If so, please provide risk factor disclosure of this status and the corporate governance exemptions available to you as a controlled company.

Response:

The Company does not intend to avail itself of the controlled company exemptions under the rules of the NYSE following the business combination.

6.

You disclose that Bakkt Marketplace is registered as a “money services business” with the U.S. Department of Treasury’s Financial Crimes Enforcement Network and that Bakkt Marketplace is subject to federal and state consumer protection laws and regulations applicable to its activities by the Consumer Financial Protection Bureau. Please discuss risks and uncertainties related to being subject to the laws and regulations by FinCEN and the CFBP. Further, please clarify on page 84 that you may be subject to laws relating to securities, commodities and derivative laws.

Response:

In response to the Staff’s comment, the Company has revised its disclosures to highlight certain uncertainties and risks related to Bakkt being subject to the laws and regulations of FinCEN on pages 85 and 86 of the Registration Statement and to being subject to the rules and regulations of the CFPB on page 89 of the Registration Statement. The Company has also has added supplemental disclosure that indicates that Bakkt may be subject to laws governing securities, commodities and derivatives in the bulleted list on page 84 of the Registration Statement.

7.

Please provide the basis for your statement that the Commodity Futures Trading Commission has “publicly taken the position that certain virtual currencies, which can include cryptocurrencies, are commodities, and as such, exchange-traded derivatives involving bitcoin are subject to the CFTC’s jurisdiction and enforcement powers.”

Response:

We acknowledge the Staff’s comment, and draw the Staff’s attention to a number of public statements that the CFTC and its staff have made in support of this statement. These include statements in connection with an enforcement action against Coinflip, Inc., and in certain informal guidance that the CFTC has issued, including LabCFTC’s Primer on Virtual Currencies and other presentation materials released by the CFTC. In response to the Staff’s comment, the Company has revised the disclosures on page 86 of the Registration Statement to incorporate these citations and noted in the revised disclosures that some of the CFTC’s guidance on this issue is subject to change and is not necessarily binding on the CFTC.

The Proposed Certificate of Incorporation will designate a state or federal court..., page 65

8.

Please revise the risk factor to state, as you do on pages 170 and 173, that the exclusive forum provision does not apply to actions arising under the Exchange Act. Also, state that under Article XII of your proposed charter, the federal district courts of the U.S. will be the exclusive forum for actions

United States Securities and Exchange Commission

March 31, 2021

arising under the Securities Act, that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 174 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of VIH, page 222

9.	Please tell us what operating metrics you regularly review and what consideration you gave to disclosing information about those metrics. We refer you to Section III.B of SEC Release No. 33-8350.

Response: The Company respectfully notes to the Staff that it has not engaged in any operations to date, and has not disclosed any information relating to operating metrics.

Information About Bakkt, page 247

10.

Please disclose your timetable for adding other digital assets to your marketplace. Address any regulatory or other requirements that must be satisfied before you can add specific digital assets to your platform. Also, disclose the material terms of your agreements with loyalty sponsors. Finally, discuss the terms of your arrangement with Starbucks to use your alternative payment method.

Response:

In response to the Staff’s comment to disclose a timetable for adding other digital assets to the Bakkt marketplace, the Company has revised its disclosures on pages 261 and 275 of the Registration Statement to specify that Bakkt plans to add additional cryptocurrencies as part of its product and service offerings in the second quarter of 2021.

In response to the Staff’s comment to address any regulatory or other requirements that must be satisfied before Bakkt can add specific digital assets to Bakkt’s platform, the Company has revised its disclosures on pages 85, 86 and 261 of the Registration Statement. Before cryptocurrencies may be added to Bakkt’s products and services, Bakkt must complete a detailed internal risk-based assessment of the applicable cryptocurrency, including with respect to conflicts of interest, legal and compliance considerations, operational viability and other factors, in accordance with its policies and procedures. These policies and procedures or the specific cryptocurrency, as applicable, must be approved by the New York State Department of Financial Services (“NYSDFS”) before Bakkt may offer it through its platform.

In response to the Staff’s comment to disclose the material terms of Bakkt’s agreements with loyalty sponsors and the arrangement with Starbucks to use Bakkt’s alternate payment method, the Company has revised its disclosures on pages 262 and 267 of the Registration Statement.

United States Securities and Exchange Commission

March 31, 2021

Loyalty Redemption, page 247

11.

Please provide more detail about the Loyalty Redemption service and the alternative payment method. Specifically, explain how bitcoin may be used as a payment means within those programs and how digital assets may be used in those programs in the future.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 260, 261 and 262 of the Registration Statement.

The Company respectfully advises the Staff that the Bakkt platform makes different kinds of digital assets fungible in the eyes of a consumer. That is, a consumer can obtain other digital assets, or pay for goods and services, using the digital assets in that consumer’s wallet without regard to what form those assets take – bitcoin, loyalty points, or cash. To a consumer, this will appear as a direct conversion from the assets in the consumer’s wallet into the desired asset; however, the transaction always results in a conversion to fiat currency. In response to the Staff’s comment, Bakkt has revised the disclosure on page 264 in the paragraph beginning “Alternative Payment Method” with an example from the perspective of a consumer utilizing digital assets to pay a merchant, and clarifying that the digital assets are converted into cash, which the merchant ultimately receives in exchange for the good or service.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bakkt, page 261

12.

Please clarify how you earn revenue, or expect to earn revenue, through the services provided on your platform. Also, disclose whether you accept, or plan to accept, payment for such services in the form of digital assets and, if so, whether you intend to hold the digital assets for investment or convert them into fiat currency after receipt.

Response:

In response to the Staff’s comment, Bakkt’s Critical Accounting Policies and Estimates disclosures have been revised to clarify how Bakkt earns revenue through the services provided on the Bakkt platform (please refer to the disclosure on page 285 of the Registration Statement). In this regard, Bakkt notes that its transactions and subscription revenues are earned through trading and clearing fees associated with Bakkt’s bitcoin futures transactions, as well as custody fees associated with bitcoin custodial services, and loyalty redemption platform subscription, transaction and service fees.

In response to the Staff’s comment, the Company has revised the disclosure on pages 260 and 261 of the Registration Statement to clarify that Bakkt does not accept or plan to accept digital assets as a form of payment.

13.	Disclose how the company intends to use the funds available after the business combination to grow Bakkt’s business.

Response: In response to the Staff’s comment, the Company has revised its disclosures on page 277 of the Registration Statement.

United States Securities and Exchange Commission

March 31, 2021

Our Corporate Structure, page 263

14.

We note that you have identified Bakkt as the predecessor for accounting purposes. Please provide your analysis that supports this conclusion. We note that B2S Holdings, Inc. operations are significantly larger than that of Bakkt.

Response:

The Company respectfully advise the Staff that, in considering the determination of the predecessor, Bakkt considered the authoritative guidance in Rule 405 of Regulation C, the Staff’s interpretive guidance in Financial Reporting Manual 1170.1, and public statements by the Staff at the 2015 AICPA National Conference. In that speech, the Staff highlighted a number of factors for registrants to consider in determining the predecessor, including (but not limited to) (1) the order in which the entities are acquired, (2) the size of the entities, (3) the fair value of the entities, and (4) the ongoing management structure.

In considering the foregoing principles of predecessor determination in light of Bakkt’s specific facts and circumstances, as well as other factors outlined below, the management of Bakkt concluded that Bakkt is the predecessor for accounting purposes. Bakkt’s analysis follows:

The Order in which the Entities are Acquired.

Bakkt and Bakkt, LLC, a wholly owned subsidiary, were formed on July 31, 2018 and each executed limited liability company agreements on August 2, 2018. Bakkt was initially capitalized on December 19, 2018 with certain assets contributed by Intercontinental Exchange Holdings, Inc. (“ICE”), then $182.5 million in capital raised at a $400 million pre-money valuation from ICE and third party institutional investors.

On February 21, 2020, ICE acquired Bridge2 Solutions (“B2S”). On March 12, 2020, Bakkt completed a Series B round of funding in the amount of $300 million. As part of this funding, ICE contributed the B2S business to Bakkt (at an enterprise value of $250 million), plus additional cash, for a total contribution in the amount of $261 million. On a post-transaction basis, B2S’s $250 million value was only approximately 22% of the total post-money valuation of Bakkt.

As noted in Bakkt’s MD&A and financial statements, Bakkt accounted for the B2S acquisition as a common control transaction under ASC 805. At the 2006 AICPA National Conference on Current SEC and PCAOB Developments, the SEC staff indicated that the predecessor entity in a common control transaction generally is the entity that was first controlled by the parent. ICE, as the controlling parent company of Bakkt, acquired all of the issued and outstanding equity of B2S and subsequently contributed substantially all of the assets and liabilities of B2S to Bakkt as part of a financing round.

Because Bakkt was formed and capitalized 19 months and 14 months, respectively, prior to the acquisition of B2S by ICE and ICE’s subsequent contribution of B2S to Bakkt, Bakkt’s management concluded that this factor was an indicator that Bakkt is the predecessor entity.

United States Securities and Exchange Commission

March 31, 2021

The Size of the Entities.

As shown below, the key financial metrics of Bakkt and B2S and the combined entities (in 2020) are mixed with respect to their relative sizes.

In millions	Bakkt			B2S
	2020	2019	2018	2019	2018
Assets	$468.4	$177.7	$182.5	$45.2	$52.0
Equity	$388.3	$151.5	$162.0	$(21.3)	$(24.5)
Revenues	$28.5	$(0.9)	$0	$44.3	$48.7
Income (loss)	$(79.4)	$(33.0)	$0.8	$2.9	$3.8

Bakkt’s assets and equity were significantly greater than B2S’s assets and equity as of December 31, 2019 and 2018, and the combined assets and combined equity of the companies as of December 31, 2020 are even greater than the sum of the combined assets and combined equity of the two companies as of December 31, 2019 and 2018. B2S’s revenue and income for the fiscal years ended December 31, 2019 and 2018 were significantly greater than Bakkt’s revenue and loss for the corresponding periods. These financial disparities are explained by the following:

•

Bakkt was formed in July 2018 and initially capitalized in December 2018, with no substantial operations that year. Accordingly, Bakkt reported no revenues for 2018 and the only income recorded for 2018 related to interest income.

•

Bakkt incurred significant expenses and reported minimal revenues for the first time in 2019 because it spent much of the year acquiring key assets (as explained in Note 4 to Bakkt’s consolidated financial statements), scaling its operations, management and development team, and implementing and developing its core technologies.

•

By contrast, B2S had an operating business with revenues and ongoing operations, although its revenues were not growing and were, in fact, declining. This is demonstrated by reviewing the downward trend for B2S’s revenues from 2019 to 2018 as provided in the citation for B2S 3-05 financials, and then on a combined company basis for 2020.

•

In summary, Bakkt was in the start-up phase of operations in 2019 and 2018 in pursuit of a business plan with a total addressable market many times that of B2S’s total addressable market. Based on the foregoing underlying facts, when comparing the relative size of the entities based on financial metrics, revenue should not be the only, or even the primary, factor to consider.

United States Securities and Exchange Commission

March 31, 2021

Moreover, as discussed in more detail in the “Other Factors” section below, Bakkt’s business plan is much broader in terms of scope and market size than B2S’s business plan. Bakkt effected the acquisition of B2S in part to leverage some of its key customer relationships in the loyalty redemption space for Bakkt’s broader business plan. Most aspects of the prior B2S business model have been deemphasized by Bakkt (as is apparent from the 2020 combined company revenues), will continue to be deemphasized and will comprise a declining portion of Bakkt’s revenues and operations on a go-forward basis. This focus on Bakkt’s larger business model suggests that the driver of future revenues and operating results for Bakkt will be dominated by Bakkt’s operations rather than B2S’s operations.

Therefore, Bakkt’s management concluded that these factors support that Bakkt is the more significant entity and indicate that Bakkt is the predecessor entity.

The Fair Value of the Entities

In assessing the fair value of the entities, Bakkt’s management considered the following:

•

Bakkt’s Series B financing round in February 2020 was completed at a pre-money valuation of $817 million. By contrast, ICE purchased B2S in February 2020 for an enterprise value $250 million based on arm’s-length negotiations between independent third parties, which included approximately $15 million of assumed debt net of cash acquired.

•

As noted above in the “The Order in which the Entities are Acquired” section, on March 12, 2020, Bakkt completed a Series C round of funding in the amount of approximately $300 million, resulting in a post-money valuation of approximately $1.1 billion. As part of this funding, ICE contributed the B2S business to Bakkt (at the enterprise value of $250 million), plus additional cash, for a total contribution in the amount of $261 million with other existing investors contributing the remaining financing. On a post-transaction basis, B2S’s portion of the overall company valuation was less than 25% of the total post-money valuation of Bakkt.

Bakkt’s management concluded that Bakkt is the larger entity based on fair value, as evidenced by a concurrent round of equity financing in which ICE and other independent institutional investors participated at a valuation of Bakkt significantly larger than B2S’s valuation. Therefore, management also concluded that these factors indicate that Bakkt is the predecessor entity.

The Ongoing Management Structure

The fourth factor the Staff highlighted to consider in determining the predecessor, the ongoing management structure, was analyzed by Bakkt’s management based on the following:

•

Only two of the seven B2S executives holding “C-Suite” roles prior to the acquisition transitioned into C-Suite roles at the combined company. One of those executives, the COO, resigned effective as of December 31, 2020 and the second B2S executive, its CFO, will transition out of his role in April 2021 (as has been publicly announced).

United States Securities and Exchange Commission

March 31, 2021

Position with Bakkt post acquisition	Company Pre Acquisition
CEO	Bakkt
President	Bakkt
CFO	B2S
COO	B2S
General Counsel	Bakkt
Chief Product Officer	Bakkt
CTO	Bakkt

•

The Board of Managers of Bakkt as composed prior to the acquisition of B2S continued to comprise the Board post-acquisition, and all of the members of the Board of Directors of B2S resigned effective as of the closing of the transaction.

•	Bakkt’s management largely assumed all management responsibilities of daily B2S business operations following the closing.

Therefore, Bakkt’s management concluded that these factors support that Bakkt’s management dominates the post-acquisition combined company and indicate that Bakkt is the predecessor entity.

Other Factors

The Staff has encouraged registrants to evaluate their determination of predecessors in light of how management intends to discuss its business in its public filings (such as a registration statement in connection with an initial public offering), as well as whether financial information in its subsequent annual reports on Form 10-K would provide sufficient information to investors. As noted above, and demonstrated in the “Information About Bakkt” section of the proxy statement/prospectus that forms a part of the VIH Registration Statement, the principal focus of the Bakkt business going forward will be enabling users to buy, sell, convert, spend and send digital assets on the Bakkt platform, of which the B2S technology only will comprise an underlying part.

Bakkt management notes that the Bakkt product roadmap is anchored by its digital asset platform and the B2S business has been refocused to serve as a pipeline for adoption by loyalty and rewards sponsor users of Bakkt’s consumer app. The B2S legacy technology platforms have largely been relegated to “maintenance” with no significant investment in new feature and functionality sets absent a material benefit to Bakkt’s consumer app.

The “Information About Bakkt” section of the proxy statement/prospectus that forms a part of the VIH Registration Statement provides a detailed description of Bakkt’s product roadmap and larger business model. The description therein supports the conclusion that Bakkt’s management views its larger platform as the driver of its business and financial projections.

United States Securities and Exchange Commission

March 31, 2021

Therefore, Bakkt’s management concluded that these other factors indicate that Bakkt is the predecessor entity.

Conclusion

Staff guidance and general market practice indicates that no one factor should be determinative when assessing the predecessor, but rather the assessment should be based upon a collective evaluation of all factors based on the facts and circumstances as a whole. In considering the foregoing principles of predecessor determination in light of Bakkt’s specific facts and circumstances, as well as the other factors outlined above, the management of Bakkt concluded that the overwhelming weight of the evidence indicates that Bakkt is the predecessor for accounting purposes.

In addition, due to its significance explain why B2S Holdings, Inc. is not included in your MD&A. Alternatively, consider whether the discussion of the results of operations and financial condition should be supplemented by a discussion based upon pro forma financial information for this combination.

In response to the Staff’s comment, the Company respectfully directs the Staff to disclosures included in Note 4 of Bakkt’s consolidated financial statements beginning on page F-40 of the Registration Statement, which include pro forma financial information related to Bakkt’s acquisition of B2S, in accordance with the disclosure requirements in ASC 805. Further in response to the Staff’s comment, the “Our Corporate Structure” section in Bakkt’s MD&A has been updated to describe the B2S acquisition and that it was accounted for under ASC 805. Additionally, the “Results of Operations” section of Bakkt’s MD&A highlights the effect the B2S acquisition had on the results of the consolidated entity for fiscal year 2020.

15.

You state that Bakkt Trust has been approved to, and does, offer non-trading-related, standalone custody of bitcoin to institutional customers and select individual investors. Please discuss which regulatory entity approved the activity, the form of the approval, and any conditions or limitations to the approval.

Response:

We respectfully inform the Staff that the Registration Statement has been updated at page 272 to specify that the NYSDFS approved Bakkt Trust, a limited purpose trust company, to offer standalone custody of bitcoin and that this service is subject to ongoing regulatory oversight by the NYSDFS.

Management of the Company Following the Business Combination, page 283

16.

For Messrs. Michael, Clifton and Watson, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each should serve as a director for your company, in light of your business and structure. Please also indicate any other directorships each has held during the last five years. Refer to Item 401(e)(1) of Regulation S-K.

United States Securities and Exchange Commission

March 31, 2021

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 303 and 304 of the Registration Statement.

Consolidated Statements of Operations, page F-37

17.

You present operating expense by nature and by function. Please consider revising this statement to present your expenses on a consistent format. Your MD&A discussion of each expense items should describe how the nature of each expense items is attributable to a function. Further, clearly indicate the amounts of compensation that represent equity compensation and indicate how the use of equity for compensation will impact future trends in compensation.

Response:

The Company respectfully advises the Staff that to determine the appropriate presentation of operating expenses, Bakkt applies the guidance in Rule 5-03 of Regulation S-X. Bakkt’s presentation of operating expense by nature and function reflects the start-up nature of Bakkt’s business. As a start-up company, Bakkt does not operate its business in manner that allows for costs to be distinguished between their nature and function. As Bakkt works towards full product launch, its employees are focused on executing its strategy in a variety of ways, which results in responsibilities that cross functions. Bakkt has not implemented the processes and controls to track employee time by function and therefore doing so would likely require us to make estimates or assumptions that could be arbitrary and result in financial reporting that is not meaningful to investors.

Furthermore, in response to the Staff’s comment, Bakkt has revised the disclosure on pages F-35 and F-36 of the Registration Statement in the section entitled “Summary of Significant Accounting Policies” in Note 2 to Bakkt’s consolidated financial statements to include a description of the nature of costs included in compensation and benefits, professional services, technology and communication, selling, general and administrative, and acquisition-related expenses.

In response to the Staff’s comment, the Company has revised the disclosure on page 279 of the Registration Statement in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bakkt” (specifically, the “Compensation and Benefits” subsection) to clarify that all people costs are included in compensation and benefits, except for the non-cash unit-based compensation included in acquisition-related expenses resulting from the B2S acquisition. Further, Bakkt’s disclosure has been revised to indicate the portion of the compensation and benefits expense fluctuation attributable to unit-based compensation, and that Bakkt intends to continue to hire new personnel as needed and grant equity awards as part of the compensation package for new employees.

United States Securities and Exchange Commission

March 31, 2021

Bakkt Holdings, LLC

4. Acquisitions, page F-47

18.

Please provide your analysis that supports your conclusion that the acquisition of Bakkt Clearing, LLC and Digital Asset Custody Company, Inc. each represents a business combination and not an asset acquisition. We refer you to ASC 805-10-25-1 and 55-3A to 55-9. In addition, please disclose a qualitative description of the factors that make up the goodwill. See ASC 805-30-50-1(a).

Response:

The Company respectfully advises the Staff that for both the acquisition of Bakkt Clearing, LLC (“Bakkt Clearing”) and Digital Asset Custody Company, LLC (“DACC”), Bakkt applied the guidance in ASC 805-10-25-1 and 55-3A through 55-9 to determine whether the acquired sets meet the definition of a business, and thus should be accounted for as a business combination rather than an asset acquisition. Bakkt first evaluated the “practical screen” in ASC 805-10-55 5 through 55-5C to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, which would mean that the acquired set is not a business. For both acquisitions, Bakkt determined that substantially all of the fair value of the gross assets acquired is not concentrated in a single identifiable asset or group of similar identifiable assets (see explanation below). Therefore, Bakkt evaluated whether the acquired assets meet the definition of a business in ASC 805-10-55-4 (i.e., it has inputs, a substantive process or workforce, and outputs). Bakkt’s analysis for each acquisition is below.

Bakkt Clearing

Bakkt acquired all of the membership interests of Bakkt Clearing. The primary assets acquired include Bakkt Clearing’s Futures Commission Merchant (“FCM”) registration, memberships with the NFA and FICC, exchange and clearing memberships with ICE Futures U.S.(“IFUS”), ICE Clear Europe (“ICEU”) and ICE Clear U.S. (“ICUS”), various software licenses and hardware associated with a software system, prepaid expenses, and licensed intellectual property. Based on the valuation performed, the net identifiable assets acquired represent 56% of the purchase price. The remaining 44% of the purchase price represents goodwill. In accordance with ASC 805-10-55-5A, for purposes of evaluating the practical screen, the gross assets acquired should include any consideration transferred in excess of the fair value of net identifiable assets acquired (i.e., goodwill). Because the identifiable assets acquired represent 56% of the purchase price, none of the identifiable assets on their own (or combined) make up substantially all of the fair value of the gross assets acquired in the transaction. As such, the practical screen in ASC 805 is not met, and Bakkt considered whether the acquired set includes inputs, processes, and outputs, such that it meets the definition of a business in ASC 805-10-55-4.

Bakkt analyzed each of the criteria in ASC 805-10-55-4 as follows:

•	Inputs: Bakkt acquired many material inputs through its purchase of Bakkt Clearing. Purchased assets include, among other items, personal property leases and transferred information technology assets.

United States Securities and Exchange Commission

March 31, 2021

Key third-party support contracts were also assigned to Bakkt as part of the acquisition. Further, Bakkt acquired Bakkt Clearing’s FCM registration, memberships with IFUS, ICEU and ICUS, which are necessary inputs to operate as a futures commission merchant.

•

Processes: As part of the acquisition, Bakkt acquired 23 Bakkt Clearing employees, which is a key workforce capable of operating a FCM in the capacity desired by Bakkt. The transferred employees have roles primarily related to operations, technology, risk management, compliance, sales, product development, and administration. These employees represent the workforce that has the necessary skills capable of being applied to inputs in order to generate outputs.

•	Outputs: Using the inputs and outputs noted above, Bakkt will continue to operate as a registered FCM.

Based on this analysis, Bakkt concluded that the acquired Bakkt Clearing set meets the definition of a business, and therefore should be accounted for as a business combination under ASC 805.

DACC

Bakkt acquired all of the shares of common and preferred stock of DACC. The primary assets of DACC included DACC’s developed technology related to digital asset custody and material contracts. Based on the valuation performed, the net identifiable intangible assets acquired represent approximately 18.8% of the purchase price. Excluding working capital, the remaining 85% of the purchase price represents goodwill. Because the identifiable assets acquired represent less than 20% of the purchase price, none of the identifiable assets on their own (or combined) make up substantially all of the fair value of the gross assets acquired in the acquisition. As such, the practical screen in ASC 805 is not met, and Bakkt considered whether the acquired set includes inputs, processes, and outputs, such that it meets the definition of a business in ASC 805-10-55-4.

Bakkt analyzed each of the criteria in ASC 805-10-55-4 as follows:

•

Inputs: Bakkt acquired many material inputs through its purchase of DACC. Purchased assets include, among other items, personal property leases and transferred information technology assets. Key third-party support contracts and existing customer contracts were also assigned to Bakkt as part of the acquisition.

•

Processes: As part of the acquisition, Bakkt acquired 11 DACC employees, which is a key workforce capable of operating digital asset custody technology in the capacity desired by Bakkt. The transferred employees have roles primarily related to operations, technology, information security, product development, and sales. These employees represent the workforce that has the necessary skills capable of being applied to inputs in order to generate outputs.

United States Securities and Exchange Commission

March 31, 2021

•

Outputs: Using the inputs and outputs noted above, Bakkt will be able to enhance its wallet architecture, key security, physical protections, cybersecurity programs, and operational controls, each of which represent an output.

Based on this analysis, Bakkt concluded that the acquired DACC set meets the definition of a business, and therefore should be accounted for as a business combination under ASC 805.

Qualitative description of the factors that make up goodwill

In response to the Staff’s comment, Bakkt has added the following disclosure in the section entitled “Acquisitions” in Note 4 to Bakkt’s consolidated financial statements beginning on page F-40 of the Registration Statement to comply with the requirements of ASC 805-30-50-1(a) for Bakkt Clearing and DACC:

•

Bakkt Clearing: The goodwill related to the acquisition represents the value paid for (1) the expertise and experience of employees required in the daily operations of an FCM, including financial expertise required for CFTC capital reporting and technical expertise related to operating a clearing system, and (2) business connections of long-tenured senior employees retained through the acquisition.

•	DACC: The goodwill related to the acquisition represents the value paid for the expertise of employees in digital assets and custody, blockchain technology and related cybersecurity issues.

13. Fair Value Measurements, page F-58

19.

You disclose that the carrying amount of the deposits with clearinghouse affiliate approximate their fair values due to their short-term nature. Please tell us why you present these amounts as noncurrent assets on your balance sheet. You also disclose that a portion of the deposits is comprised of U.S. government securities. Please tell us what form of financial assets comprises the remaining balance of the deposits. Please describe how you will account and present investments in digital assets.

Response:

The Company respectfully advises the Staff that Bakkt is required to maintain deposits with its clearinghouse affiliate on an ongoing basis. These deposits may consist of cash or U.S. government securities. Bakkt deposits with clearinghouse affiliate are presented as noncurrent assets due to the ongoing requirement to maintain such deposits. When Bakkt becomes aware that its required deposits will be returned under the clearinghouse rules within a year from the balance sheet date, Bakkt reclassifies such amounts as current.

Bitcoin that Bakkt holds in a custodial capacity on behalf of its customers are not included in Bakkt’s consolidated balance sheets; Bakkt records such assets off-balance sheet because it does not have legal ownership. As of December 31, 2020 and December 31, 2019, Bakkt did not have any material investments in digital assets.

United States Securities and Exchange Commission

March 31, 2021

B2S Holdings, Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-65

20.	You present operating expense by nature and function. Please consider presenting the expense items on a consistent format.

Response:

The Company respectfully advises the Staff that to determine the appropriate presentation of operating expenses, Bakkt’s B2S subsidiary applied the guidance in Rule 5-03 of Regulation S-X. B2S’s presentation of operating expense by nature and function reflected the start-up nature of B2S’s business. As a start-up company, B2S did not operate its business in manner that allowed for costs to be distinguished between their nature and function. As B2S worked to build out its loyalty rewards program, its employees were focused on executing its strategy in a variety of ways, which resulted in responsibilities that cross functions. B2S did not implement the processes and controls to track employee time by function and doing so would have likely required them to make estimates or assumptions that could be arbitrary and result in financial reporting that was not meaningful to investors.

Revenue Recognition, page F-69

21.

You disclose that professional services revenue primarily consists of fees for software development services associated with implementation and customization of the B2S’s cloud-based software platform and revenues are recognized over the longer of the estimated customer relationship period. Please clarify whether these services represent distinct performance obligations. Tell us how you considered the guidance in ASC 606-10-25-21 and 606-10-25-27. In addition, revise your disclosures to clearly identify the performance obligations included in your arrangements. Further, tell us whether a material right exist in these arrangements. We refer you to ASC 606-10-55-41 to 55-45.

Response:

The Company respectfully advises the Staff that Bakkt’s B2S subsidiary considered the guidance in ASC 606-10-25-14 through 25-22 to identify the distinct performance obligations in its contracts with customers. The first step in identifying performance obligations is to identify all of the promised goods and services (both implicit and explicit) in B2S’s contracts with customers. If an activity does not represent a promised good or service in the contract, then further evaluation is not performed because the activity cannot represent a performance obligation. The Company respectfully advises the Staff that Bakkt management has concluded that implementation and customization activities (referred to as implementation and development activities herein and in the 2020 audited financial statements) do not represent a promised service in B2S’s contracts for the following reasons:

United States Securities and Exchange Commission

March 31, 2021

•

The implementation and development services are performed to B2S’s hosted platform, and therefore behind B2S’s firewall. The customer cannot access B2S’s hosted platform until the implementation services are complete.

•	The only benefit provided by the implementation services is the ability for the customer to use the hosted platform as intended (i.e., as a branded platform).

•	B2S does not sell its white-label platform without implementation services.

•	Only B2S can perform the implementation services because it involves customizing the user interface of the platform to be customer-branded. A third party cannot perform the implementation services.

•	Although the implementation services involve customizing the user interface, these tasks represent activities that are necessary solely for the customer to access and begin to use the hosted platform.

•

The hosted platform is a multi-tenant environment and the implementation and development services are merely provided so that the customer has access to whatever version of the software B2S hosts in its multi-tenant environment.

Because implementation does not represent a promised service, B2S did not evaluate the guidance in ASC 606-10-25-21 to determine whether implementation is a distinct performance obligation. Implementation fees create a material right because the customer has the option to renew the contract without paying another implementation service fee, which effectively provides the customer with a discount during the renewal periods. As such, recognition of the implementation service fee should extend beyond the initial contract term.

In response to the Staff’s comment, Bakkt has revised the disclosure on pages F-33, F-34 and F-35 in the “Summary of Significant Accounting Policies – Revenue Recognition” section in Note 2 of Bakkt’s 2020 audited financial statements included in the Registration Statement to clarify that its contracts consist of two performance obligations: (1) access to the Company’s SaaS-based redemption platform and customer support services and (2) facilitation of order fulfillment services.

22.

You disclose on page F-73 that your perpetual license is a separate performance obligation and revenues are recognized upon delivery. Please tell us if the license relates to your subscription services. Explain why your revenue recognition policy does not disclose this license. Further, indicate whether there are support services provided with the license. Ensure that your disclosure clearly identifies each distinct performance obligation. In addition, tell us what consideration was given to separately presenting revenue from products (i.e. licenses) and revenue from services (i.e. subscription or services).

Response:

The Company respectfully advises the Staff that in all but one of Bakkt’s subsidiaries’ contracts, the customer does not have the contractual right to take possession of the software during the hosting period, and therefore Bakkt has concluded that these contracts do not contain licenses of software. However, Bakkt has one arrangement in which the software was downloaded onto the customer’s servers and Bakkt granted the

United States Securities and Exchange Commission

March 31, 2021

customer a perpetual license to use the software. Because the customer has possession of the software, Bakkt accounts for that arrangement as a software license, rather than a hosting arrangement. This arrangement containing the perpetual license and related support services was entered into in 2016 (i.e., the perpetual license was granted in 2016) and the initial term for support services expired on December 31, 2018, prior to B2S’s adoption of ASC 606. The contract for support services was subsequently renewed and continues to be in effect as of today; however, the renewal options in the original contract were not deemed to be an option that granted a material right. Further, because the original contract included the grant of a perpetual license, the renewal contracts do not include a new license grant. Rather, these contracts consist only of the ongoing support services (see additional information below). Because the perpetual license was granted in a contract that expired prior to the adoption of ASC 606 and Bakkt/B2S do not have any other arrangements that include a software license, which is why discussion of perpetual licenses is not included in the revenue recognition policy of B2S’s 2019 audited financial statements or Bakkt’s 2020 audited financial statements included in the Registration Statement.

In addition to the perpetual license granted to the customer, Bakkt provides ongoing support services, which are accounted for as a distinct performance obligation from the perpetual license. The ongoing support services represent a stand-ready obligation that is satisfied over time and meets the criteria in ASC 606-10-25-15 to be accounted for as a series of distinct services. As noted above, the original contract expired prior to the adoption of ASC 606. The renewal contracts (which were not deemed to be options granting a material right) that are currently in effect consist of a single performance obligation to provide the ongoing support services. Revenue for the ongoing support services is recognized over time.

23.	Please disclose the revenue recognized during the reporting period that was included in deferred revenue at the beginning of the period. We refer you to ASC 606-10-50-8(b).

Response:

In response to the Staff’s comment, Bakkt has revised the disclosure in the “Deferred Revenue” section of Bakkt’s Summary of Significant Accounting Policies in Note 2 of Bakkt’s 2020 audited financial statements on page F-35 of the Registration Statement.

24.

Please provide your analysis for recording the transaction fee on a net basis instead of a gross basis. Identify the party that is legally obligated to provide the loyalty or reward to the end user. That is, please clarify which party controls the goods or services upon redemption of the loyalty reward before they are transferred to the end user. Refer to ASC 606-10-25-18(f).

Response:

The Company respectfully advises the Staff that in Bakkt’s (or its subsidiaries) contracts with customers, when an end user redeems its loyalty points, multiple parties are involved in providing the goods or services to the end user. Because multiple parties are involved in providing the good or service to the end user, Bakkt’s evaluate the guidance in ASC 606-10-55-36 through 55-40 to determine whether Bakkt’s B2S subsidiary is acting as the principal or the agent. Bakkt (or its B2S subsidiary) is entitled to the transaction fee when a point holder redeems its points for a

United States Securities and Exchange Commission

March 31, 2021

good or service. The good or service is provided by a third-party supplier, not Bakkt (or B2S). Bakkt has determined that Bakkt (or its subsidiary) does not control the good or service prior to the good or service being provided to the point holder, for following reasons:

•	The third-party supplier, not B2S, is legally obligated to provide the specified good or service to the point holder upon redemption of his or her loyalty points.

•

When a point holder redeems his or her loyalty points, the point holder is not aware that B2S is the party placing the order with the supplier for the goods or services. Because the platform is white-labeled – that is, branded to B2S’s customer (e.g., the loyalty partner), point holders are not aware that they are transacting with B2S’s platform. As such, the point holder does not realize that B2S is involved in the process of placing the orders to acquire the good or service on the point holder’s behalf. Therefore, the point holder does not view B2S as being primarily responsible to fulfill his or her order.

•

If the point holder has an issue with the good or service, the point holder would either reach out to the supplier directly or reach out to the loyalty partner that the point holder earned the loyalty points through to resolve the issue. The point holder would not reach out to B2S for any issues.

•

B2S does not take physical possession of the good before it is delivered to the point holder. Although B2S takes title to, and risk of loss for, the good from the supplier, B2S immediately transfers title to, and risk of loss for, the product to the point holder. For services, B2S is not the party responsible to provide the service.

•	B2S is not responsible for accepting returns of goods from the point holder.

•

B2S does not set the price that the point holder will pay (i.e., the number of points to be redeemed) for the good or service. The price of the good or service is set by the supplier, and the loyalty partner is responsible for determining the number of points that are required to be redeemed.

•	Once an order is placed, B2S cannot redirect the good or service to another customer.

Based on this analysis Bakkt management has determined that, the third-party supplier, not B2S, controls the good or service being provided to the end user. The Company respectfully advises the Staff that, as discussed in ASC 606-10-25-18(f), B2S’s performance obligation is not to provide the good or service to the customer, but rather to arrange for the provision of the good or service (i.e., B2S acts as an agent).

* * *

Please do not hesitate to contact Era Anagnosti at (202) 637-6274 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

WHITE & CASE LLP